Filed Pursuant to Rule 433

Registration No. 333-133852

Principal Protected Conditional Participation Notes

to be issued by Bank of America Corporation

Principal Protected Conditional Participation Notes (Notes) are senior unsecured debt securities to be issued by Bank of America Corporation (BAC) that combine some level of the capital preservation feature of fixed-income investments with the growth potential of equities or other asset classes.

This fact sheet is intended to provide an overview of the Notes and does not provide the terms of any specific series of the Notes. Prior to any decision to invest in a specific series of the Notes issued by BAC, investors should carefully review the related disclosure document, which contains a detailed explanation of the terms of the offering of a specific series of the Notes, as well as the risks, tax treatment, and other relevant information about such a series of the Notes. Additionally, investors should consult their accounting, legal, or tax advisors before investing in the Notes.

COMMON FEATURES

¡	Typically offer 100% principal protection at maturity; may offer less than 100% principal protection in some cases

¡	Generally, no periodic interest payments

¡	Linked to the performance of a wide range of underlying assets

¡	May be structured to express a bullish or bearish view

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Participation in any positive return (or, in the case of bearish Notes, negative return) generated by the underlying asset, provided that the value of the underlying asset does not increase above (or, in the case of bearish Notes, decrease below) a specified Threshold Value. The Threshold Value will be a specified value of the underlyling asset above (or, in the case of bearish Notes, below) the Starting Value.

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If the value of the underlying asset increases above (or, in the case of bearish Notes, decreases below) the Threshold Value, the Notes will pay a fixed return (Threshold Payment) in lieu of participation in any positive return (or, in the case of bearish notes, negative return). The Threshold Payment will be less than the return represented by the Threshold Value, and in certain cases may be zero.

¡	Terms of approximately 9 months to 5 years

¡	Usually issued at an original offering price of $10 per unit

¡	May be listed on an U.S. exchange

ADVANTAGES

¡	Potential growth: The Notes offer investors the opportunity to participate in the potential upside (or in the case of bearish Notes, downside) of an underlying asset, up to to a Threshold Value.

¡	Choose from a variety of strategies: The Notes provide investors with the ability to express bullish or bearish views on individual underlying assets or baskets of underlying assets, such as market indices, exchange-traded funds, stocks and commodities, and across asset classes.

¡	Principal protection: Subject to BAC’s credit risk, the Notes will repay all or a stated portion of the principal amount at maturity, regardless of how the underlying asset performs. If the value of the underlying asset has not appreciated (or, in the case of bearish Notes, depreciated), the investor will receive a percentage of principal back at maturity (usually 100%), subject to the credit risk of BAC.

¡	Complement to a long-term strategy: The Notes can help investors reduce investment risk while pursuing the growth necessary to meet their financial objectives.

¡	Diversification: Because the Notes can be linked to a variety of underlying assets, they provide investors with the opportunity to diversify their investment portfolios. Investors should understand, however, that the sole obligor on the Notes is BAC.

¡	Access to alternative markets: The Notes may provide access to an asset or group of assets not readily available to individual investors through traditional investment strategies.

RATIONALE

The Notes are designed for investors who seek some level of principal protection on their investment at maturity, who want upside exposure to increases (or decreases, in the case of bearish Notes) in the value of the underlying asset, and who anticipate that the value of the underlying asset will not increase above (or, in the case of bearish Notes, decrease below) a Threshold Value. Investors must be willing to accept a return that may be limited to the return represented by the Threshold Payment if the value of the underlying asset increases above (or, in the case of bearish Notes, decreases below) the Threshold Value. Investors must be willing to forgo interest payments on the Notes and, if the Notes are less than 100% principal protected at maturity, investors must be willing to tolerate risk of loss of some of their investment.

HYPOTHETICAL PAYOUT PROFILE

The graph above is for illustration purposes only and assumes bullish Notes with 100% principal protection, with a one-for-one upside exposure. Notes may have different payout characteristics from the one depicted, and may not be 100% principal protected. Bearish Notes with 100% principal protection will typically provide at maturity: (i) principal plus upside participation if the value of the underlying asset is below the Starting Value and is equal to or above the Threshold Value, (ii) principal plus a Threshold Payment if the value of the underlying asset is below the Threshold Value, or (iii) a return of principal if the value of the underlying asset is above the Starting Value.

RISK FACTORS

Factors to consider before investing in the Notes include:

¡	Investors may not earn a return on their investment. If the Notes are not 100% principal protected, the investment may result in a loss.

¡	The return on the Notes is limited. The Notes offer exposure to increases (or, in the case of bearish Notes, decreases) in the value of the underlying asset, provided that the value of the underlying asset does not increase above (or, in the case of bearish Notes, decrease below) the Threshold Value. If the value of the underlying asset increases above (or, in the case of bearish Notes, decreases below) the Threshold Value, the return on the Notes is limited to the return represented by the Threshold Payment (which may be zero in some cases).

¡	The return may be lower than that of other BAC debt securities of a comparable maturity.

¡	The return on the Notes will not reflect the return on a direct investment in the underlying asset, or on the components included in the underlying asset.
¡	A trading market for the Notes is not expected to develop and, if trading does develop, the market price investors may receive or be quoted for their Notes on a date prior to the maturity date will be affected by this and other important factors, including the costs of developing, hedging and distributing the Notes. The price paid for the Notes in secondary market transactions may be higher or lower than the original purchase price.

¡	Many factors will affect the market value of the Notes; these factors interrelate in complex ways and the effect of one factor may offset or magnify the effect of another factor.

¡	Purchases or sales of the underlying asset, components of or securities based on the underlying asset, by BAC and its affiliates may affect the return.

¡	Potential conflicts of interest between BAC and investors in the Notes could arise.

¡	Tax consequences of investments in the Notes are uncertain.

Principal Protected Conditional Participation Notes are unsecured debt securities and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The Notes will rank equally with BAC’s other senior unsecured debt and any payment due on the Notes, including any repayment of principal, will be subject to the credit risk of BAC.

Principal Protected Conditional Participation Notes are one type of Structured Investments offered by BAC. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these assets. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation, and/or enhanced participation.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS

FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal, and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES
	CATEGORY:	KEY FEATURE:
Principal Protection

Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income

May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation

Can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

HOW CAN YOU GET STARTED? Contact your Financial Advisor to learn if Principal Protected Conditional Participation Notes may be right for you.	Enhanced Participation

May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

IMPORTANT NOTICE: Bank of America Corporation “BAC” has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the potential offerings to which this communication relates. Before investing, you should carefully read the prospectus supplement and the prospectus in that registration statement and other documents that BAC has filed with the SEC relating to any offering described in this communication for more complete information about BAC and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, BAC, any agent or any dealer participating in the offerings will arrange to send you the prospectus supplement, the prospectus, and other documents relating to any of these offerings if you so request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408.

Merrill Lynch & Co., Inc. is a subsidiary of BAC. © 2009 Merrill Lynch, Pierce, Fenner & Smith Incorporated. Member Securities Investor Protection Corporation (SIPC). Printed in the U.S.A.	394406PM-0109